UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934

SITEL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

82980K107

(CUSIP Number)

Michael Kalb
SCSF Equities, LLC
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ________	13D	Page 2 of 16 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. ________	13D	Page 3 of 16 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. ________	13D	Page 4 of 16 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. ________	3D	Page 5 of 16 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. ________		13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sun Capital Securities, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS (see instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. ________		13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Marc J. Leder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see item 5)

	8.	Shared Voting Power 7,348,500 (see item 5)

	9.	Sole Dispositive Power 0 (see item 5)

	10.	Shared Dispositive Power 7,348,500 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (see item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (see instructions) IN

CUSIP No. ________		13D	Page 8 of 16 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see instructions)

	8.	Shared Voting Power 7,348,500 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 7,348,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,500 (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                   Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Sitel Corporation, a Minnesota corporation (the “Issuer”).  The name and address of the principal executive offices of the Issuer are:

                Sitel Corporation

                7277 World Communications Drive

                Omaha, Nebraska 68122

Item 2.                                   Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended  (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation ("Sun Offshore Fund"), Sun Capital Securities Fund, LP, a Delaware limited partnership ("Sun Securities Fund"), Sun Capital Securities Advisors, LP, a Delaware limited partnership ("Sun Advisors"), Sun Capital Securities, LLC, a Delaware limited liability company ("Sun Capital Securities"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn owns a majority of the membership interests of SCSF Equities. Leder and Krouse may each be deemed to control the Sun Offshore Fund by virtue of them being the only directors of the Sun Offshore Fund.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the "Reporting Persons."

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.                                   Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities.

The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.                                   Purpose of Transaction.

                The shares of Common Stock were acquired as part of the proprietary investment strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of its investments and, therefore, will review from time to time the Issuer's business affairs, financial position and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer or otherwise. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.                                               Interest in Securities of the Issuer.

(a) - (b)                     On October 13, 2006 the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 6,047,900 shares of Common Stock or approximately 8.1% of the Issuer's outstanding Common Stock.  Since October 13, 2006 the Reporting Persons have purchased additional shares of Common Stock increasing the total number of shares of Common Stock owned by the Reporting Persons.  As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 7,348,500 shares of Common Stock of the Issuer, or approximately 9.9 % of the Issuer’s outstanding Common Stock.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                   Material to be filed as Exhibits.

Schedule A           Additional Information Required by Item 2 of Schedule 13D

Exhibit A                                               Joint Filing  Agreement, dated October 23, 2006, by and among each of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2006

SCSF Equities, LLC

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:   /s/ Justin Ishbia, by power of attorney filed July 17, 2006

Name:  Marc J. Leder

Its:  Director

Sun Capital Securities Fund, LP

By:          Sun Capital Securities Advisors, LP

Its:          General Partner

By:          Sun Capital Securities, LLC

Its:          General Partner

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities, LLC

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc Leder

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Rodger Krouse

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities. Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each director of Sun Capital Securities Offshore Fund, Ltd.. Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Director	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Director	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities LLC. Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

                In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  October 23, 2006

SCSF Equities, LLC

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:   /s/ Justin Ishbia, by power of attorney filed July 17, 2006

Name:  Marc J. Leder

Its:  Director

Sun Capital Securities Fund, LP

By:          Sun Capital Securities Advisors, LP

Its:          General Partner

By:          Sun Capital Securities, LLC

Its:          General Partner

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

Sun Capital Securities, LLC

                                                                                                                                                                                                                                                                                                                                                By:  /s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc J. Leder
Its:  Co-CEO

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Marc Leder

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:  Rodger Krouse